November 12, 2009

VIA EDGAR AND FACSIMILE TRANSMISSION
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 4561
Washington, DC 20549
Attn: Stephani Bouvet

Re:	Ebix, Inc. Preliminary Proxy Statement on Schedule 14A Filed on November 5, 2009

Dear Ms. Bouvet:

This letter is being provided on behalf of Ebix, Inc. (the “Company, or “Ebix”) in response to the November 20, 2008 comment letter (the “Comment Letter”) of the staff to the Company concerning the above-referenced filing.

The comments from your letter are reproduced below in bold-faced text followed by the Company’s responses.

1.
We note that the Board of Directors plans to approve a three to one forward stock split of outstanding common stock, if the proposal to increase the number of shares authorized for issuance is approved by your stockholders. Yet, it appears that you are not soliciting a separate vote by your shareholders to either approve or disapprove the three to one forward stock split. Rule 14a-4(a)(3) of Regulation 14A requires that you identify clearly and impartially each separate matter intended to be acted upon, whether or not related to or conditioned on approval of other matters. Please revise your preliminary proxy statement to unbundle these proposals so that stockholders may vote on them as separate matters or tell us why you think that stockholder approval of the forward stock split is not required.

The Company’s stock split will actually be conducted as a stock dividend in which stockholders will receive two additional shares of stock for each share of stock that they are holding on the record date for the stock dividend. As such, a change in par value for the Company’s stock will not be required, and the Company will not have to amend its Certificate of Incorporation to reflect a change in par value. Neither Delaware General Corporation Law, the Company’s Certificate of Incorporation, nor the Company’s By-laws require stockholder ratification for such a stock dividend. The Company’s amendment to its Preliminary Proxy Statement on Schedule 14A, which is being filed concurrently with this letter, will reflect that the Company will be granting a stock dividend, and it will also clearly state that stockholder ratification is not required for the stock dividend.

Securities and Exchange Commission
November 12, 2009

Form of Proxy

2.
Please revise your form of proxy to expressly include boxes that will allow each person solicited the opportunity to either approve, disapprove, or abstain with respect to each separate matter to be voted on. See Rule 14a-4(b) of Regulation 14A.

The Company’s amendment to its Preliminary Proxy Statement on Schedule 14A will include the above referenced boxes.

The Company acknowledges that:

1. The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have further questions or comments feel free to contact the undersigned (678) 281-2028 or Chip Harrell, an attorney for the Company, at (404) 815-2717.

Very truly yours,

/s/ Robert F. Kerris
Robert F. Kerris
Chief Financial Officer

cc:	Robert Raina Charles M. Harrell, Jr.